UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stone Tan China Acquisition Corp.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

861752 10 3

(CUSIP Number)

September 28, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 861752 10 3

1.	Names of Reporting Persons Richard Tan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,400,538

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,400,538

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,400,538(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person (See Instructions) IN

(1) The 5,400,538 shares of common stock beneficially owned by Richard Tan are owned by SPAC Trust, a family trust formed for personal financial and estate planning purposes. Richard Tan is the Trustee of the trust.

1.	Names of Reporting Persons SPAC Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,400,538

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,400,538

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,400,538(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person (See Instructions) OO

(1) Richard Tan is the Trustee of SPAC Trust and has beneficial ownership of the 5,400,538 shares of common stock owned by SPAC Trust.

Response for Richard Tan

Item 1.
	(a)	Name of Issuer Stone Tan China Acquisition Corp.
	(b)	Address of Issuer’s Principal Executive Offices Suite 1A, 11th Floor, Tower 1, China Hong Kong City, 33 Canton Road, Kowloon, Hong Kong

Item 2.
	(a)	Name of Person Filing Richard Tan
	(b)	Address of Principal Business Office or, if none, Residence Suite 1A, 11th Floor, Tower 1, China Hong Kong City, 33 Canton Road, Kowloon, Hong Kong
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $.0001 par value
	(e)	CUSIP Number 861752 10 3

Item 3.
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 5,400,538
	(b)	Percent of class: 13.1%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,400,538(1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 5,400,538(1)
(iv) Shared power to dispose or to direct the disposition of 0

(1) The 5,400,538 shares of common stock beneficially owned by Richard Tan are owned by SPAC Trust, a family trust formed for personal financial and estate planning purposes. Richard Tan is the Trustee of the trust.

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Response for SPAC Trust

Item 1.
(a)	Name of Issuer Stone Tan China Acquisition Corp.
(b)	Address of Issuer’s Principal Executive Offices Suite 1A, 11th Floor, Tower 1, China Hong Kong City, 33 Canton Road, Kowloon, Hong Kong

Item 2.
(a)	Name of Person Filing SPAC Trust
(b)	Address of Principal Business Office or, if none, Residence Suite 1A, 11th Floor, Tower 1, China Hong Kong City, 33 Canton Road, Kowloon, Hong Kong
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, $.0001 par value
(e)	CUSIP Number 861752 10 3

Item 3.
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 5,400,538
(b)	Percent of class: 13.1%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 5,400,538(1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 5,400,538(1)
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class:
Not Applicable

(1) Richard Tan is the Trustee of SPAC Trust and has beneficial ownership of the 5,400,538 shares of common stock owned by SPAC Trust.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2009
Date
/s/ Richard Tan
Signature
Richard Tan
Name/Title

SPAC Trust
/s/ Richard Tan
Signature
Richard Tan, Trustee
Name/Title